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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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RECEIVED MAR 01 2002 WASH. D.C. 365

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oppenheimer & Close, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 West 57 Street
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael Malafronte 212-489-7527
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio
(Name — if individual, state last, first, middle name)

1370 Avenue of the Americas, New York, NY 10019
(Address) (City) (State)

PROCESSED MAR 26 2002 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02

OPPENHEIMER & CLOSE, INC.

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS AT DECEMBER 31, 2001

OPPENHEIMER & CLOSE, INC.

INDEX

FARKOUH, FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS

1370 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

(212) 245-5900

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Oppenheimer & Close, Inc.:

We have audited the accompanying statement of financial condition of OPPENHEIMER & CLOSE, INC. (New York Corporation) as at December 31, 2001. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oppenheimer & Close, Inc. as at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 24, 2002

OPPENHEIMER & CLOSE, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 260,806
Due from clearing broker	1,040
Investment in securities - at market	143,941
Commissions receivable	8,283
Due from related party	1,115
Interest receivable	2,361
Income taxes receivable	6,032
Prepaid expenses	12,738
Security deposit	3,850
Furniture, fixtures and equipment - at cost (less accumulated depreciation of $78,383)	23,750
	$ 463,916

LIABILITIES

Accrued expenses	$ 23,989
Subordinated loan interest payable	9,500
Deferred income taxes payable	7,189
	40,678
Subordinated loan	100,000

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	50,000
Additional paid-in capital	165,000
Retained earnings	128,083
Unrealized (loss) on securities	(19,845)
Total stockholders' equity	323,238
	$ 463,916

The notes to the statement of financial
condition are made a part hereof.

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ORGANIZATION AND NATURE OF BUSINESS:

Oppenheimer & Close, Inc. (the "Company") was incorporated under the laws of the State of New York on April 29, 1984 to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and is registered as an investment advisor under the Investment Advisors Act of 1940. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from commissions received on security trades executed for customers and from fees for investment advisory services based on a percentage of each customers quarterly account balance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of the financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

CASH AND CASH EQUIVALENTS – Investments in money funds, certificates of deposit, treasury bills and similar investments with maturities of ninety days or less from the date of purchase are considered cash equivalents.

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

INVESTMENT IN SECURITIES - Investments in securities held by the Company are valued at quoted market prices. If no quoted market price exists, the security is valued at a fair value determined by management. Unrealized gains and losses are reflected in comprehensive income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

INCOME TAXES - The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statement. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Effective October 1, 1998, the Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholders whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and thus the Company is liable for New York City corporate income taxes including an alternative tax based upon net income and officers' salaries.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at December 31, 2001 are comprised of the following:

Cash in banks	$ 7,127
Money market fund	154,154
U.S. Treasury Bill – Due February 21, 2002	99,525
	$260,806

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

COMMITMENT:

The Company leases office space through February 28, 2005. The lease provides for escalation based upon increases in real estate taxes and cost of living over the base year.

The future annual lease payments are as follows for the year ended December 31:

2002	$ 34,800
2003	34,800
2004	34,800
2005	5,800
Total	$110,200

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2001 were settled subsequent to the balance sheet date with no resulting liability to the Company.

At December 31, 2001, all the investments in marketable securities and amounts due from clearing broker reflected in the statement of financial condition are positions with and amounts due from one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

(Continued)

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $335,068 which was $85,068 in excess of its required net capital of $250,000. The Company's net capital ratio was .0999 to 1.

SUBORDINATED LOAN PAYABLE:

The Company has a subordinated loan agreement for $100,000 from a limited liability company of which the Company's shareholders are also the members. The subordinated loan is payable on January 31, 2003 with interest payable at the rate of 9.5% per annum. The subordinated loan agreement was approved by the National Association of Securities Dealers, Inc. (NASD) and is available in 2001 and 2002 for computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule as defined.

On January 2, 2002, the Company entered into another subordinated loan agreement for $50,000 with the same Company as the existing subordinated loan. The new subordinated loan is payable on January 31, 2003 with interest payable at the rate of 5.75% per annum. The subordinated loan agreement was approved by the NASD and is available in 2002 for computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule as defined.

PROFIT SHARING PLAN:

The Company has a profit sharing plan for all eligible employees. Contributions to the plan are at the discretion of the officers of the Company. No profit sharing plan contribution was made for the year ended December 31, 2001.

(Continued)

RELATED PARTY TRANSACTIONS:

The Company charged several expenses totaling $104,476 to a limited liability company of which the Company's shareholders are also the members.

The charges are either based on total expenditures incurred or based on a percentage determined using an allocation of work hours spent by the Company's employees. Due from related party on the statement of financial condition of $1,115 is charges not yet paid.